



16005102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
9/1/16
PJ

October 7, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 10-7-16

Wayne D. Swan
Durham Jones & Pinegar, P.C.
wswan@djplaw.com

Re: Medizone International, Inc.
Incoming letter dated September 1, 2016

Dear Mr. Swan:

This is in response to your letter dated September 1, 2016 concerning the shareholder proposal submitted to Medizone by Alex Meldrum. We also have received a letter from the proponent dated September 2, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Alex Meldrum
FISMA & OMB Memorandum M-07-16

October 7, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medizone International, Inc.
Incoming letter dated September 1, 2016

The proposal would amend the company's articles to increase the number of authorized shares of common stock available for issuance by the company from 395 million to 450 million.

There appears to be some basis for your view that Medizone may exclude the proposal under rule 14a-8(i)(9). In our view, the proposal directly conflicts with management's proposal because a reasonable shareholder could not logically vote in favor of both proposals. We note in particular that the proposal states that management's proposal to increase the number of authorized shares by 105 million "should be restricted to 55m shares." Accordingly, we will not recommend enforcement action to the Commission if Medizone omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We note that Medizone did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials for its December 15, 2016 annual meeting as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

FISMA & OMB Memorandum M-07-16

September 2, 2016

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Medizone International, Inc.
Intention to Exclude Shareholder Proposal – Alex Meldrum

Ladies and Gentlemen:

Please consider the following argument in rebuttal to Durham Jones & Pinegar's ("DJP" or "Counsel" to the Company) request to exclude my proposal per Rule 14a-8(i)(9) as Counsel contends it directly conflicts with the Company's own proposal.

The Company wants the share authorization to be increased by 105 million common shares and my proposal would cause the authorization to be increased by 55 million shares. Both proposals endorse increasing the company's share authorization and are therefore not in conflict. My proposal provides an alternative to shareholders, not a conflict, and it is logical to think that shareholders will vote for either one or the other of the proposals, not both, as suggested by Counsel. It is frivolous to contend that the board of directors will be faced with a dilemma where both proposals are approved by shareholders. Shareholders deserve more credit.

In order to reduce the opportunity for confusion in this matter the Proxy Materials can be amended to make it clear that shareholders should vote for either one or the other of these two proposals should they both be included. I am happy to work with the Company's Counsel on suitable wording to avoid potentially confusing the board of directors.

Thank you for your time and consideration.

Yours sincerely



Alex Meldrum

Contact details:

FISMA & OMB Memorandum M-07-16


DURHAM
JONES &
PINEGAR

DURHAM JONES & PINEGAR, P.C.
111 East Broadway, Suite 900
P O Box 4050
Salt Lake City, Utah 84110
801.415.3000
801.415.3500 Fax
www.djplaw.com

September 1, 2016

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)
VIA FEDERAL EXPRESS MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Medizone International, Inc.
Intention to Exclude Shareholder Proposal – Alex Meldrum

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and on behalf of our client, Medizone International, Inc. (the "**Company**"), we are enclosing as **Exhibit A** a copy of certain shareholder proposals received by the Company from Alex Meldrum (the "**Proponent**") by letter dated August 5, 2016. We have also enclosed as **Exhibit B** a Notice of Deficiency that was provided by the Company to the Proponent in accordance with Rule 14a-18(f) under the Exchange Act. Proponent's response to the Notice of Deficiency is attached as **Exhibit C**. It contains Proponent's revised shareholder proposal (the "**Shareholder Proposal**") in response to the Company's Notice of Deficiency.

Pursuant to Rule 14a-8(j), we hereby (i) notify the U.S. Securities and Exchange Commission (the "**Commission**") of the Company's intention to exclude the Shareholder Proposal from its proxy statement and form of proxy (the "**Proxy Materials**") for the Company's annual meeting of stockholders to be held on December 15, 2016 (the "**2016 Annual Meeting**"), and (ii) request confirmation from the staff of the Division of Corporation Finance (the "**Staff**") that it will not recommend enforcement action to the Commission for the Company's exclusion of the Shareholder Proposal in reliance on Rule 14a-8(i)(9) under the Exchange Act, because the Shareholder Proposal directly conflicts with a Company proposal to be submitted to a shareholder vote at the same meeting, and therefore a reasonable shareholder could not logically vote in favor of both proposals.

In accordance with Question C of Staff Legal Bulletin No. 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff at shareholderproposals@sec.gov. In addition, a hard copy of this letter is also being sent via Federal Express to the address listed above. In accordance with Rule 14a-8(j) under the Exchange Act, a copy of this letter and its enclosures are being sent via mail and email to the Proponent to notify him of the Company's reasons for omitting the Shareholder Proposal from its Proxy Materials.

The Shareholder Proposal and Supporting Statement

The Shareholder Proposal and supporting statement provide:

> "Proposed Item of Business
> To amend our Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock, par value $.001 per share, available for issuance by the company, from 395 million to 450 million shares.
>
> Supporting Statement
> It has been 7 years since the last MZEI Shareholders meeting was held on 26th August 2009. During the week of that meeting the MZEI share price traded in the .09 to .10 range. In the intervening 7 year period the funding of product development and commercialization of Asepticsure has absorbed in the region of 200 million shares.
>
> In 2016 the Company has not communicated its intentions, nor specified why, it is necessary to authorize an increase of 105m [105 million] new shares. In the interest of providing accountability and transparency to all shareholders this request for more authorised [sic] shares should be restricted to 55m [55 million] shares, making a total of 450m [450 million] authorised [sic] shares. If further authorization is required to fund company activities a shareholders meeting can be scheduled for on, or around, 15th December 2017."

The Shareholder Proposal May be Properly Excluded Under Rule 14a-8(i)(9)

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9), which provides that a shareholder proposal may be omitted from a company's proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals submitted to shareholders at the same meeting."

The Company filed its initial preliminary proxy statement (filed July 25, 2016) and definitive proxy statement (filed August 4, 2016) with the Commission in connection with the

Company's annual meeting of shareholders, initially scheduled to be held on September 15, 2016. After filing its preliminary proxy statement, the Company received two shareholder proposals, including the initial proposals first received from Proponent on August 5, 2016. Pursuant to the Company's Supplement dated August 19, 2016 to its Proxy Statement dated August 5, 2016, and its Current Report on Form 8-K also dated August 19, 2016, the Company postponed its 2016 annual meeting to December 15, 2016. The Company postponed the meeting to December 15, 2016 for the express purpose of giving full consideration to the shareholder proposals (including Proponent's Shareholder Proposal), and to correspond with the proponents and, if necessary, the Commission, regarding the proposals.

The Company's initial Proxy Materials as filed on July 25, 2016 included the following Company proposal to amend its Articles of Incorporation (the "**Company Proposal**"):

> "To amend our Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock, par value $.001 per share, available for issuance by the Company, from 395 million to 500 million shares."

The Shareholder Proposal directly conflicts with the Company Proposal because the Proponent's proposal to increase the number of authorized shares of common stock available for issuance to 450 million shares directly conflicts with the Company Proposal to increase such shares to 500 million. The Company's shareholders could not logically vote for both the Shareholder Proposal and the Company Proposal. An affirmative vote on both the Shareholder Proposal and the Company Proposal would result in exactly the kind of conflict that Rule 14a-8(i)(9) is intended to prevent.

Analysis

The Shareholder Proposal may properly by excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal to be submitted to the shareholders at the 2016 Annual Meeting, in that the shareholders could not logically vote for both the Shareholder Proposal and the Company Proposal. As currently written, Rule 14a-8(i)(9) reflects the Commission's long-standing position that a company may exclude a shareholder proposal if the company demonstrates that the subject matter of the shareholder proposal directly conflicts with all or part of a company's proposal. *See* Staff Legal Bulletin No. 14H; Exchange Act Release No. 34-39093 (Sept. 18, 1997). In the recent Staff Legal Bulletin No. 14H (Oct. 22, 2015) ("**SLB 14H**") the Staff clarified that when determining whether a shareholder proposal is excludable under Rule 14a-8(i)(9) the focus should fall on whether there is a direct conflict between the management and shareholder proposals, and whether a reasonable shareholder could logically vote in favor of both proposals:

> After reviewing the history of Rule 14a-8(i)(9) and based on our understanding of the rule's intended purpose, we believe that any assessment of whether a proposal is excludable under this basis should focus on whether there is a direct conflict between the management and shareholder proposals. For this purpose, we believe that a direct conflict would exist if a reasonable shareholder could not logically vote in favor of both proposals, i.e., a vote for one proposal is tantamount to a vote against the other proposal. While this articulation may be a higher burden for some companies seeking to exclude a proposal to meet than had been the case under our previous formulation, we believe it is most consistent with the history of the rule and more appropriately focuses on whether a reasonable shareholder could vote favorably on both proposals or whether they are, in essence, mutually exclusive proposals.

Further, SLB 14H provides examples of situations in which a reasonable shareholder could not logically vote for both proposals. For example, proposals would directly conflict where a company seeks shareholder approval of a merger, and a shareholder proposal asks shareholders to vote against the merger. Similarly, a shareholder proposal that asks for separation of the company's chairman and CEO would directly conflict with a management proposal seeking approval of a bylaw provision requiring the CEO to be the chair at all times.

SLB 14H is consistent with prior applications of Rule 14a-8(i)(9), permitting companies to exclude a shareholder proposal where presenting the shareholder proposal and a company's proposal at the same meeting would present alternative decisions for the company's shareholders (*See Equinix Inc.* (Mar. 17, 2011); *Fluor Corporation* (Jan. 25, 2011); *Aetna Inc.* (Jan. 28, 2014) (concurring with the exclusion of a proposal seeking to amend the company's articles of incorporation to permit shareholders holding 15% or more of the outstanding shares to call a special meeting of shareholders as conflicting with the company's proposal to amend the articles of incorporation to permit shareholders holding 25% or more of the outstanding shares to call a special meeting); *United Natural Foods, Inc.* (Aug. 15, 2014)). Prior applications of Rule 14a-8(i)(9) also permitted companies to exclude a shareholder proposal in instances where the shareholder proposal seeks to do the exact opposite of the company proposal. (*See Alliance World Dollar Government Fund, Inc.* (Oct. 19, 2006)). Additionally, the Staff has recently applied the guidance from SLB 14H consistently with such prior precedent and concurred with the exclusion of a shareholder proposal providing that all amendments to the company's charter and bylaws would require a majority vote. The Staff concurred with the company that such a shareholder proposal would conflict with management's proposal seeking ratification of the supermajority voting provisions already set forth in the company's charter and bylaws. *See Illumina, Inc.* (Mar. 18, 2016).

The facts and circumstances regarding the Shareholder Proposal fall squarely within the guidance of SLB 14H and prior precedent. The shareholders of the Company could not logically vote for a proposal to increase the number of authorized shares of common stock available for issuance to 450 million shares and also vote for a proposal to increase such authorization to 500 million shares. A vote for the Shareholder Proposal is tantamount to a vote against the Company Proposal and *vice versa*. This direct conflict is even acknowledged by the Proponent in his supporting statement. The Proponent's supporting statement makes it clear that a vote in favor of the Shareholder Proposal to increase the number of shares by 55 million would in fact be a vote against the Company Proposal to increase the number of shares by 105 million. Further, both the Shareholder Proposal and the Company Proposal request an amendment to the same provision of the Company's Amended and Restated Articles of Incorporation (the "**Articles**"). Given the direct conflict between the proposals and the fact that both proposals would amend the same section of the Articles in contrary ways (i.e., if both proposals receive sufficient votes to be adopted, the board of directors would not know whether to amend the Articles to increase the number of shares to 450 million or 500 million), the Shareholder Proposal and the Company Proposal could not both be implemented and a reasonable shareholder could not logically vote for both proposals.

Conclusion

Based on the foregoing facts and analysis, on behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Shareholder Proposal pursuant to Rule 14a-8(i)(9).

Waiver of 80 Day Filing Requirement

Rule 14a-8(j) requires that the information being filed with this letter be submitted by the registrant no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission...or such shorter period prior to such date as the Commission or the Staff may permit...." Since the Shareholder Proposal was received subsequent to the filing of the Company's preliminary and definitive proxy statements with the Commission, and the Company will need to file its revised definitive proxy materials for the new December 15, 2016 meeting date on or before approximately November 5, 2016, it is impossible to satisfy this 80-day requirement. Accordingly, the Company requests the Commission to exercise it authority to waive the 80-day requirement.

As mentioned above, the Company anticipates that any required amendments to its Proxy Materials necessary to properly address shareholder proposal issues will be finalized for distribution on or about November 5, 2016. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by October 5, 2016.

We appreciate your assistance in this matter. If you have any questions or require any additional information, please contact Wayne Swan at 801-415-3000 or wswan@djplaw.com (or in my absence Kevin Pinegar at 801-415-3000 or kpinegar@djplaw.com). If the Staff disagrees with the Company's view that it can exclude the Shareholder Proposal, the Company respectfully requests an opportunity to confer with the Staff prior to the final determination of the Staff's position.

Very truly yours,

DURHAM JONES & PINEGAR, P.C.



Wayne D. Swan

Enclosure

Cc: Edwin Marshall, CEO, Medizone International, Inc.
Boyd Evans, CFO and Corporate Secretary, Medizone International, Inc.
David Esposito, Director of Medizone International, Inc.
Alex Meldrum ("Proponent") by email and Federal Express

EXHIBIT A

5th August 2016

Attn: Medizone International, Inc

4000 Bridgeway, Suite 401

Sausalito, California 94965

To whom it may concern,

My name is Alex Meldrum and I am the holder of 855,259 shares of Medizone stock held in an Etrade brokerage account in the name of Alexander Lewis Meldrum. I would like the following items of business to be presented at the Medizone International shareholders meeting to be held on 15th September 2016.

Proposed Items of Business

1. To amend our Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock, par value $.001 per share, available for issuance by the company, from 395 million to 450 million shares.

2. Any amendments to the number of authorized shares of common stock to be subject to the preparation of a comprehensive plan of action for the 12 months commencing 1st September 2016 to be presented by the Medizone International Board of Directors to Shareholders by 1st September 2016.

Yours sincerely

Alex Meldrum

EXHIBIT B



DURHAM JONES & PINEGAR, P.C.
111 East Broadway, Suite 900
P O Box 4050
Salt Lake City, Utah 84110
801.415.3000
801.415.3500 Fax
www.djplaw.com

Wayne D. Swan
Attorney at Law
wswan@djplaw.com

August 15, 2016

By Fed Ex and Email*** FISMA & OMB Memorandum M-07-16 ***

Alex Meldrum

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Deficiency Pursuant to Rule 14a-8 (f)

Dear Mr. Meldrum:

Our client, Medizone International, Inc. (the "**Company**"), hereby acknowledges receipt of your stockholder proposals by letter dated August 5, 2016, as received from you by email on August 4, 2016 (the "**Proposals**"). You have requested that the Company include the Proposals in its proxy statement with respect to the Company's annual meeting of shareholders to be held on September 15, 2016. The Company intends to exclude the Proposals from its proxy statement unless the procedural or eligibility deficiencies set forth below have been properly cured. If you wish to cure such deficiencies and resubmit a proposal, please do so within 14 calendar days of your receipt of this letter.

The Company is also corresponding with other shareholders to determine exactly what proposals are being presented to the Company at this time, and how those could impact the timing of the September 15, 2016 meeting. The Company expects to determine shortly, and to announce, what impact it expects the pending proposals will have on the shareholder meeting date.

Single Proposal Permitted under Rule 14a-8(c)

Please identify which of the Proposals you wish to submit to the Company for consideration to be added to the Company's proxy statement in connection with the Company's shareholder's meeting.

The Proposals delivered to us make reference to the following possible proposals:

1. "To amend our Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock, par value $.001 per share, available for issuance by the company, from 395 million to 450 million shares."

2. "Any amendments to the number of authorized shares of common stock to be subject to the preparation of a comprehensive plan of action for the 12 months commencing 1st September 2016 to be presented by the Medizone International Board of Directors to Shareholders by 1st September 2016."

Please note that if you submit your Proposals as currently drafted, the Company will submit to the US Securities and Exchange Commission, pursuant to Rule 14a-8(c) and (j), its intention to omit such the Proposals from its proxy statement for the reason, among others, that they constitute two proposals.

Rule 14(a)-8 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), states that a shareholder may submit no more than one proposal for a particular shareholders meeting. A copy of the Rule is attached for your reference. The staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission has long recognized that a company may omit multiple proposals, even if couched by the proponent as a single proposal which contains distinct matters. See, *SunTrust Banks, Inc.*, SEC No-Action Letter (Jan. 6, 2010). The Staff has on many occasions found that a multifaceted proposal, although presented in the form of a single proposal, in fact constitutes multiple proposals. See, *Id*; *Dow Chemical Co.* SEC No-Action Letter (Mar. 2, 2006) (treating an amendment to de-classify the board of directors and to require majority voting for the election of directors as multiple proposals and therefore excludable); and *Downey Financial Corp.* SEC No-Action Letter (Dec. 27, 2004) (treating a single proposal calling for the elimination of the directors' retirement program and requiring directors' pay to be compromised of at least 60% restricted stock was excludable as multiple proposals).

The Proposals Fail to Include Documentation Required by Rule 14a-8 Regarding Share Ownership

We acknowledge that the Proposals contain representations regarding your ownership of 855,259 shares of Company stock.

We call to your attention Rule 14a-8(b), "Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?"

The Rule provides that "[I]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

Please provide the documentation called for by Rule 14a-8(b)(2).

The Proposal May Contain a Supporting Statement from the Stockholder

As noted in Rule 14a-8(d) the Proposal may contain an accompanying supporting statement for inclusion in the Company's proxy statement. The proposal, including the supporting statement, may not exceed 500 words. Please provide us with your final, single proposal, including any supporting statement.

Reservation of Rule 14a-8(i) Bases for Exclusion

In light of the multiple proposals you have delivered to the Company, we do not believe it is necessary to fully address other potential bases for exclusion at this time. If you select one of the two options above as your single proposal, the Company would consider the other potential bases for exclusion of the proposal, including those enumerated in Rule 14a-8(i).

These include, for example, potential omission of a proposal on the basis of legality or illegality (Rule 14a-8(i)(2)), potential omission of a proposal on the basis that the proposal would question the competence, business judgement, or character of one or more nominees or directors (Rule 14a-8(i)(8)), potential omission of a proposal on the basis that the proposal conflicts with one of the Company's proposals (Rule 14a-8(i)(9)), and/or potential omission of a proposal on the basis that the proposal relates to the redress of a personal claim or grievance against the Company or any other person(Rule 14a-8(i)(4)).

Pursuant to Rule 14a-8(f)(1), your response to this notice of deficiencies must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

Very truly yours,

DURHAM JONES & PINEGAR, P.C



Wayne D. Swan

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) ***Question 1:*** What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2:*** Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) ***Question 3:*** How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) ***Question 4:*** How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) ***Question 5:*** What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) ***Question 6:*** What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) ***Question 7:*** Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) ***Question 8:*** Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) ***Question 9:*** If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper under state law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of proxy rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal grievance; special interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of power/authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director elections:*** If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with company's proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) ***Substantially implemented:*** If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific amount of dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) ***Question 10:*** What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) ***The proposal;***

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) ***Question 11:*** May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) ***Question 12:*** If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) ***Question 13:*** What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

EXHIBIT C

Swan, Wayne D.

From:	Alex Meldrum*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, August 23, 2016 7:33 PM
To:	Swan, Wayne D.
Cc:	David Esposito; Pinegar, Kevin R.
Subject:	Proposal for inclusion in MZEI shareholders meeting
Attachments:	MZEI Proposed Item of Business.docx

Hi Wayne

Please find attached my proposal and supporting statement as discussed. My proposal to increase the number of authorized shares by 55m rather than 105m is substantially and materially different from the Company's own proposal. It would be frivolous to say otherwise and I will support this proposal to the hilt.

I would appreciate your acknowledgement of this note and the attached proposal.

Kind regards

Alex Meldrum

Alex Meldrum Proposal for MZEI shareholders meeting scheduled for 15th December 2016

Proposed Item of Business

To amend our Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock, par value $.001 per share, available for issuance by the company, from 395 million to 450 million shares.

Supporting Statement

It has been 7 years since the last MZEI Shareholders meeting was held on 26th August 2009. During the week of that meeting the MZEI share price traded in the .09 to.10 range. In the intervening 7 year period the funding of product development and commercialization of Asepticsure has absorbed in the region of 200m shares.

In 2016 the Company has not communicated its intentions, nor specified why, it is necessary to authorize an increase of 105m new shares. In the interest of providing accountability and transparency to all shareholders this request for more authorised shares should be restricted to 55m shares, making a total of 450m authorised shares. If further authorization is required to fund company activities a shareholders meeting can be scheduled for on, or around, 15th December 2017.